Exhibit 21.1

Subsidiaries of Maguire Properties, Inc.

Name	Jurisdiction of Incorporation/ Formation
Maguire Properties Services, Inc.	Maryland
Maguire Properties, L.P.	Maryland
Maguire Properties - Solana Services, L.P.	Texas
Maguire Properties - Glendale Center, LLC	California
Maguire Properties - Glendale, LLC	California
MP - Solana Services GP, LLC	California
MP - Solana Services LP, LLC	California
Bunker Hill Junior Mezzanine, LLC	Delaware
Bunker Hill Senior Mezzanine, LLC	Delaware
Library Square Associates, LLC	Delaware
Maguire Partners - 355 S. Grand, LLC	Delaware
Maguire Properties - 555 W. Fifth Mezzanine, LLC	Delaware
Maguire Properties - 555 W. Fifth, LLC	Delaware
Maguire Properties - 808 S. Olive Junior Mezzanine, LLC	Delaware
Maguire Properties - 808 S. Olive Senior Mezzanine, LLC	Delaware
Maguire Properties - 808 S. Olive, LLC	Delaware
Maguire Properties - 755 S. Figueroa, LLC	Delaware
Maguire Properties - 777 Tower, LLC	Delaware
New BHE, LLC	Delaware
North Tower Manager, LLC	Delaware
North Tower Member, LLC	Delaware
North Tower, LLC	Delaware
Maguire Properties - 350 S. Figueroa Mezzanine, LLC	Delaware
Maguire Properties - 350 S. Figueroa, LLC	Delaware
Maguire Properties Holdings I, LLC	Delaware
Maguire Properties Holdings II, LLC	Delaware
Maguire Properties TRS Holdings, Inc.	Delaware
Maguire Properties - Regents Square, LLC	Delaware
Maguire Partners - Plaza Las Fuentes, LLC	Delaware
Maguire Properties - 3121 Michelson, LLC	Delaware
Maguire Properties - 3161 Michelson, LLC	Delaware
Maguire Properties - Glendale II, LLC	Delaware
Maguire Properties - 701 N. Brand, LLC	Delaware
Maguire Properties - 611 N. Brand, LLC	Delaware
Maguire Properties - 611 N. Brand Mezzanine, LLC	Delaware
Maguire Properties - 700 N. Central, LLC	Delaware
Maguire Properties - 801 N. Brand, LLC	Delaware
Maguire Properties - Irvine MV Development, LLC	Delaware
Maguire Properties - 17885 Von Karman, LLC	Delaware
Maguire Properties - Lantana North, LLC	Delaware
Maguire Properties - Lantana South, LLC	Delaware
Maguire Properties - 3030 Olympic, LLC	Delaware
Maguire Properties - 3301 Exposition, LLC	Delaware
Maguire Properties - Mission City Center, LLC	Delaware
Maguire Properties - 9775 Scranton, LLC	Delaware
Maguire Properties - 9755 Scranton, LLC	Delaware
Maguire Properties - 2385 Northside, LLC	Delaware
Maguire Properties - PacArts West, LLC	Delaware

Maguire Properties - Pacific Arts Plaza, LLC	Delaware
Maguire Properties - Pacific Center, LLC	Delaware
Maguire Properties - Park Place Hotel, LLC	Delaware
Maguire Properties - Park Place Master Development, LLC	Delaware
Maguire Properties - Park Place Parking, LLC	Delaware
Maguire Properties - Park Place Shops, LLC	Delaware
Maguire Properties - Park Place SP Development, LLC	Delaware
Maguire Properties - Park Place, LLC	Delaware
Maguire Properties - Park Place PS2, LLC	Delaware
Maguire Properties - Park Place PS5, LLC	Delaware
Maguire Properties - Wateridge Plaza Mezzanine, LLC	Delaware
Maguire Properties - Wateridge Plaza, LLC	Delaware
Maguire Properties - 207 Goode, LLC	Delaware
Maguire Properties - One Renaissance, LLC	Delaware
Maguire Properties - Austin GP Mezzanine, LLC	Delaware
Maguire Properties - Austin LP Mezzanine, LLC	Delaware
Maguire Properties - Austin Research Park, LP	Texas